Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154311

PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED APRIL 3, 2009

The attached Quarterly Report on Form 10-Q (excluding the exhibits thereto), dated February 16, 2010, was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated April 3, 2009.

The date of this Prospectus Supplement is February 17, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended December 31, 2009
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from to

Commission File Number 000-51869

SouthPeak Interactive Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	20-3290391 (I.R.S. Employer Identification No.)

2900 Polo Parkway
Midlothian, Virginia 23113
(804) 378-5100
(Address including zip code, and telephone number,
including area code, of principal executive offices)

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

As of February 11, 2010, 46,193,600 shares of common stock, par value $0.0001 per share, of the registrant were outstanding.

TABLE OF CONTENTS

PART I

Item 1.  Condensed Consolidated Financial Statements

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	June 30, 2009
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$658,609	$648,311
Restricted cash	849,600	1,245,582
Accounts receivable, net of allowances of $6,648,613 and $7,214,984 at December 31, 2009 and June 30, 2009, respectively	7,327,750	4,972,417
Inventories	3,710,148	4,459,837
Current portion of advances on royalties	6,867,061	8,435,415
Current portion of intellectual property licenses	383,571	410,995
Related party receivables	60,842	33,207
Prepaid expenses and other current assets	530,449	573,145

Total current assets	20,388,030	20,778,909

Property and equipment, net	2,778,721	2,754,139
Advances on royalties, net of current portion	1,551,869	1,556,820
Intellectual property licenses, net of current portion	1,726,071	1,917,858
Goodwill	8,031,766	7,490,065
Intangible assets, net	23,692	43,810
Other assets	11,600	11,872

Total assets	$34,511,749	$34,553,473

Liabilities and Shareholders’ Equity

Current liabilities:
Line of credit	$5,310,732	$5,349,953
Current maturities of long-term debt	63,649	50,855
Production advance payable in default	3,755,104	-
Accounts payable	12,056,142	19,686,168
Accrued royalties	1,693,805	414,696
Accrued expenses and other current liabilities	5,004,449	2,419,100
Accrued litigation costs	4,308,035	-
Deferred revenues	295,301	2,842,640
Due to shareholders	-	232,440
Due to related parties	4,400	125,045
Accrued expenses - related parties	137,288	184,766
Total current liabilities	32,628,905	31,305,663

Long-term debt, net of current maturities	1,574,608	1,538,956
Total liabilities	34,203,513	32,844,619

Commitments and contingencies	-	-

Shareholders’ equity:

Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2009 and June 30, 2009	-	-
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 5,653,833 and 5,953,833 shares issued and outstanding at December 31, 2009 and June 30, 2009, respectively; aggregate liquidation preference of $5,653,833 at December 31, 2009	565	595
Common stock, $0.0001 par value; 90,000,000 shares authorized; 45,106,600 and 44,530,100 shares issued and outstanding at December 31, 2009 and June 30, 2009, respectively	4,511	4,453
Additional paid-in capital	25,675,318	25,210,926
Accumulated deficit	(25,101,085)	(23,145,800)
Accumulated other comprehensive loss	(271,073)	(361,320)

Total shareholders’ equity	308,236	1,708,854
Total liabilities and shareholders’ equity	$34,511,749	$34,553,473

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended December 31,		For the six months ended December 31,
	2009	2008	2009	2008

Net revenues	$10,063,952	$17,308,874	$26,773,601	$25,696,577

Cost of goods sold:
Product costs	5,149,597	6,939,774	8,696,283	12,365,327
Royalties	1,618,962	1,492,259	6,619,633	2,301,180
Intellectual property licenses	99,797	67,517	219,457	111,497

Total cost of goods sold	6,868,356	8,499,550	15,535,373	14,778,004

Gross profit	3,195,596	8,809,324	11,238,228	10,918,573

Operating expenses:
Warehousing and distribution	320,723	268,980	607,234	476,563
Sales and marketing	2,215,620	3,954,803	5,870,676	5,950,539
General and administrative	2,973,944	2,747,840	6,088,712	4,128,265
Restructuring costs	-	560,806	-	560,806
Transaction costs	-	10,295	-	28,675
Litigation costs	3,075,206	-	3,075,206	-
Gain on settlement of trade payables	(3,256,489)	-	(3,256,489)	-

Total operating expenses	5,329,004	7,542,724	12,385,339	11,144,848

(Loss) income from operations	(2,133,408)	1,266,600	(1,147,111)	(226,275)

Interest expense, net	508,858	100,055	808,174	158,934

Net (loss) income	(2,642,266)	1,166,545	(1,955,285)	(385,209)

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-	-	-	1,142,439

Net (loss) income attributable to common shareholders	$(2,642,266)	$1,166,545	$(1,955,285)	$(1,527,648)

Basic income (loss) per share:	$(0.06)	$0.03	$(0.04)	$(0.04)
Diluted income (loss) per share:	$(0.06)	$0.02	$(0.04)	$(0.04)

Weighted average number of common shares outstanding - Basic	45,039,292	35,920,100	44,930,125	35,920,100
Weighted average number of common shares outstanding - Diluted	45,039,292	53,188,686	44,930,125	35,920,100

No effect is given for dilutive securities for loss periods.

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the six months ended December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(1,955,285)	$(385,209)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	129,972	164,909
Allowances for price protection, returns, and defective merchandise	(531,050)	3,542,272
Bad debt expense, net of recoveries	(35,321)	538,622
Stock-based compensation expense	359,920	342,505
Common stock and warrants issued to vendor	104,500	-
Amortization of royalties and intellectual property licenses	5,443,825	1,844,853
Loss on disposal of fixed assets	4,839	-
Gain on settlement of trade payables	(3,256,489)	-

Changes in operating assets and liabilities:
Accounts receivable	(1,788,962)	(2,079,345)
Inventories	749,689	1,559,586
Advances on royalties	(3,651,309)	(5,604,552)
Intellectual property licenses	-	(915,000)
Related party receivables	(27,635)	24,673
Prepaid expenses and other current assets	42,696	(40,518)
Other assets	-	(5,017)
Production advance payable	3,755,104	-
Accounts payable	(4,318,114)	(5,188,640)
Accrued royalties	1,279,109	(363,324)
Accrued expenses and other current liabilities	1,988,225	618,998
Accrued litigation costs	4,308,035	-
Deferred revenues	(2,547,339)	(872,886)
Accrued expenses - related parties	(47,478)	(4,182)

Total adjustments	1,962,217	(6,437,046)

Net cash provided by (used in) operating activities	6,932	(6,822,255)

Cash flows from investing activities:
Purchases of property and equipment	(65,544)	(219,666)
Cash payments to effect acquisition, net of cash acquired	-	(247,542)
Change in restricted cash	395,982	(1,904)
Net cash provided by (used in) investing activities	330,438	(469,112)

Cash flows from financing activities:
Proceeds from line of credit	16,557,571	16,825,346
Repayments of line of credit	(16,596,792)	(14,254,607)
Repayments of long-term debt	(25,013)	(12,211)
Net proceeds from (repayments of) amounts due to shareholders	(232,440)	(228,998)
Net proceeds from (repayments of) amounts due to related parties	(120,645)	10,111
Proceeds from the issuance of Series A convertible preferred stock, net of cash offering costs	-	1,250,281

Net cash (used in) provided by financing activities	(417,319)	3,589,922

Effect of exchange rate changes on cash and cash equivalents	90,247	(180,944)

Net increase (decrease) in cash and cash equivalents	10,298	(3,882,389)
Cash and cash equivalents at beginning of the period	648,311	4,095,036

Cash and cash equivalents at end of the period	$658,609	$212,647

Supplemental cash flow information:
Cash paid during the period for interest	$243,011	$157,744
Cash paid during the period for taxes	$-	$-

Supplemental disclosure of non-cash activities:
Intellectual property licenses included in accrued expenses and other current liabilities	$-	$135,000
Contingent purchase price payment obligation related to Gamecock acquisition	$597,124	$421,956
Decrease in goodwill with respect to finalizing purchase price allocation	$55,423	$-
Purchase of vehicle through the assumption of a note payable	$73,459	$-

See notes to condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies

Business

SouthPeak Interactive Corporation (the “Company”) is an independent developer and publisher of interactive entertainment software.  The Company develops, markets and publishes videogames for all leading gaming and entertainment hardware platforms, including home videogame consoles such as Microsoft Corporation’s (“Microsoft”) Xbox 360 (“Xbox360”), Nintendo Co. Ltd.’s (“Nintendo”) Wii (“Wii”), Sony Computer Entertainment’s (“Sony”) PlayStation 3 (“PS3”) and PlayStation 2 (“PS2”); handheld platforms such as Nintendo Dual Screen (“DS”), Nintendo DSi, Sony PlayStation Portable (“PSP”), Sony PSPgo, Apple Inc. (“Apple”) iPhone; and personal computers.  The Company’s titles span a wide range of categories and target a variety of consumer demographics, ranging from casual players to hardcore gaming enthusiasts.

The Company maintains its operations in the United States and the United Kingdom. The Company sells its games to retailers and distributors in North America and United Kingdom, and primarily to distributors in the rest of Europe, Australia and Asia.

The Company has one operating segment, a publisher and distributor of interactive entertainment software for home video consoles, handheld platforms and personal computers.  To date, management has not considered discrete geographical or other information to be relevant for purposes of making decisions about allocations of resources.

Gamecock Acquisition

On October 10, 2008, the Company acquired Gone Off Deep, LLC, doing business as Gamecock Media Group (“Gamecock”), pursuant to a definitive purchase agreement.  Gamecock’s operations were included in the Company’s financial statements for all periods subsequent to the consummation of the business combination only.

Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The ability of the Company to continue as a going concern is predicated upon, among other things, continuing to generate positive cash flows from operations, curing the default on the production advance payable, renewing its line of credit with SunTrust Banks, Inc. (“SunTrust”) and/or obtaining alternative or additional financing, and the resolution of various contingencies.  Management plans to maintain the Company’s viability as a going concern by:

•
attempting to expeditiously resolve its contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on the Company’s balance sheet and on payment terms managable by the Company;

•	seeking the renewal of its line of credit with SunTrust, and/or obtaining alternative or additional financing in order to address the month to month nature of the Company’s current line of credit; and

•	reducing costs and expenses in order to reduce or eliminate quarterly losses.

While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business. The Company’s consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty.

In November 2009, a court in the United Kingdom ruled against a subsidiary of the Company in a dispute involving a videogame distributor (see Note 10).  As part of the court proceedings between the Company and the videogame distributor, the Company has escrowed $849,600 as of December 31, 2009, pending resolution of the matter.  As a result of the court’s ruling the Company recorded accrued litigation costs of $4,308,035 for this matter.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

On August 13, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at December 31, 2009 (see Note 11).  The Company has failed to make the required payments under this agreement.  As a result, the production advance payable is currently in default and is accruing additional production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $160,000 through December 31, 2009).

In order to meet its working capital needs during the past fiscal year as well as currently, the Company has been, and is, dependent on its line of credit with SunTrust.  This line of credit matured on December 31, 2009 and has been extended on a month to month basis.  The line of credit has been in place since 2005 and has been extended every year thereafter. Management is currently in discussions with SunTrust to renew the line of credit.  While management believes the line of credit will be renewed, there are no assurances that the line of credit will be renewed or renewed at terms that are acceptable to the Company.  In the event the line of credit is not renewed, management plans to pursue other financing sources which, based upon the quality of the Company’s receivables, management believes will be available to the Company.  The Company’s largest shareholder, who serves as the Company’s chairman, previously committed to fund operating cash shortfalls in the absence of another source of financing.  This commitment is no longer available. In addition, independent of the risks associated with the month to month nature of the line of credit, the Company has engaged an investment bank for the purpose of potentially raising capital to fund its growth most likely through the sale of equity securities during its fiscal year ended June 30, 2010.  However, such capital, if needed and available, may not have terms favorable to the Company or its current shareholders.

Additionally and irrespective of having a credit facility or other funding in place, management closely monitors the retail/consumer landscape and reevaluates its sales and revenue forecasts in order to scale its expenses and game development costs to the Company’s performance and its available capital.  This results from the fact that the Company’s business model allows it to scale certain of its costs in reference to its available capital and market conditions, including funding new game development costs as well as certain operating expenses, such as sales and marketing costs. The Company is evaluating alternatives for cost reduction and as well as certain efficiency and cost containment measures to improve its profitability and cash flow.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of December 31, 2009 and for the three and six month periods ended December 31, 2009 and 2008 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (all of which are of a normal, recurring nature) considered for a fair presentation have been included. Operating results for the three and six months ended December 31, 2009 are not necessarily indicative of the results that may be expected for the year ending June 30, 2010.

The accounting policies followed by the Company with respect to unaudited interim financial statements are consistent with those stated in the Company’s annual report on Form 10-K. The accompanying June 30, 2009 financial statements were derived from the Company’s audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s annual report on Form 10-K for the year ended June 30, 2009 filed with the SEC.

The accompanying unaudited condensed consolidated financial statements include the accounts of SouthPeak Interactive Corporation, and its wholly-owned subsidiaries SouthPeak Interactive, L.L.C., SouthPeak Interactive, Ltd., Vid Sub, LLC, Gone Off Deep, LLC, and Gamecock Media Europe Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of advances on royalties, intellectual property licenses and intangibles, valuation of inventories, realization of deferred income taxes, the adequacy of allowances for sales returns, price protection and doubtful accounts, accrued liabilities, the valuation of stock-based transactions and assumptions used in the Company’s goodwill impairment test.  These estimates generally involve complex issues and require the Company to make judgments, involve analysis of historical and the prediction of future trends, and are subject to change from period to period. Actual amounts could differ significantly from these estimates.

Subsequent events have been evaluated through the filing date (February 16, 2010) of these unaudited condensed consolidated financial statements.

Concentrations of Credit Risk, Major Customers and Major Vendors

The financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash balances with financial institutions and accounts receivable. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company does not generally require collateral or other security to support accounts receivable. Management must make estimates of the uncollectibility of the accounts receivable. The Company considers accounts receivable past due based on how recently payments have been received. The Company has established an allowance for doubtful accounts based upon the facts surrounding the credit risk of specific customers, past collections history and other factors.

The Company has four customers, Wal-Mart, GameStop, PDQ Distribution Limited, and Solutions 2 Go, which accounted for 20%, 15%, 11%, and 10%, respectively, of consolidated gross revenues for the six months ended December 31, 2009.  GameStop, PDQ Distribution Limited, and Solutions 2 Go, accounted for 22%, 11%, and 10%, respectively, of consolidated gross accounts receivable at December 31, 2009.  For the six months ended December 31, 2008, GameStop, Wal-Mart, and Atari accounted for 18%, 17%, and 13%, respectively, of consolidated gross revenues.  Navarre Corporation, GameStop, and Wal-Mart accounted for 20%, 17% and 15%, respectively, of consolidated gross accounts receivable at June 30, 2009.

The Company publishes videogames for the proprietary console and hand-held platforms created by Microsoft, Sony and Nintendo, pursuant to the licenses they have granted to the Company. Should the Company’s licenses with any of such three platform developers not be renewed by the developer, it would cause a disruption in the Company’s operations. The Company expects that such contracts will be renewed in the normal course of business.

Amounts incurred related to these three vendors as of December 31, 2009 and June 30, 2009 and for the three–month and six-month periods ended December 31, 2009 and 2008 are as follows:

	Cost of Goods Sold — Products				Accounts Payable
	For the three months ended December 31, 2009	For the three months ended December 31, 2008	For the six months ended December 31, 2009	For the six months ended December 31, 2008	As of December 31, 2009	As of June 30, 2009

Microsoft	$214,598	$705,785	$2,952,440	$896,934	$-	$142,329
Nintendo	$3,194,743	$2,912,174	$4,026,539	$3,737,477	$-	$-
Sony	$81,265	$804,075	$108,787	$1,194,381	$96,185	$12,493

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

In addition, the Company has purchased a significant amount of videogames for resale for such platforms from a single supplier. Such purchases amounted to $1,165,050 and $423,239 in “cost of goods sold - product costs” for the three months ended December 31, 2009 and 2008, respectively. Such purchases amounted to $1,165,050 and $1,959,738 in “cost of goods sold – product costs” for the six months ended December 31, 2009 and 2008, respectively.  Amounts included in accounts payable for this vendor at December 31, 2009 and June 30, 2009 totaled $1,600,000 and $8,652,019, respectively (see Note 12 regarding gain on settlement of trade payable related to Vendor 1).

Restricted Cash

Restricted cash relates to deposits held as cash collateral for the line of credit and funds held in escrow pending resolution of an outstanding litigation matter.

At December 31, 2009 and June 30, 2009, restricted cash consisted of the following:

	December 31, 2009	June 30, 2009
Cash collateral for the line of credit (see Note 5)	$-	$742,199
Funds held in escrow pending resolution of litigation (see Note 10), of which $36,625 and $265,919 is included as a liability at December 31, 2009 and June 30, 2009, respectively	849,600	503,383
Total	$849,600	$1,245,582

Allowances for Returns, Price Protection, and Doubtful Accounts

Management closely monitors and analyzes the historical performance of the Company’s various games, the performance of games released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming games. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel.

The Company may permit product returns from, or grant price protection to, its customers under certain conditions. Price protection refers to the circumstances when the Company elects to decrease the wholesale price of a product based on the number of products in the retail channel and, when granted and taken, allows customers a credit against amounts owed by such customers to the Company with respect to open and/or future invoices. The criteria the Company’s customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable payment terms, and consistent delivery to the Company of inventory and sell-through reports. In making the decision to grant price protection to customers, the Company also considers other factors, including the facilitation of slow-moving inventory and other market factors.

Management must estimate the amount of potential future product returns and price protection related to current period revenues utilizing industry and historical Company experience, information regarding inventory levels, and the demand and acceptance of the Company’s games by end consumers. The following factors are used to estimate the amount of future returns and price protection for a particular game: historical performance of games in similar genres; historical performance of the hardware platform; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; the game’s recent sell-through history (if available); marketing trade programs; and competing games. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, management believes the estimates are reasonable. However, actual returns and price protection could vary materially from management’s allowance estimates due to a number of unpredictable reasons including, among others, a lack of consumer acceptance of a game, the release in the same period of a similarly themed game by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of the Company’s revenues for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Similarly, management must make estimates of the uncollectibility of the Company’s accounts receivable. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in the Company’s customers’ payment terms and their economic condition. Any significant changes in any of these criteria would affect management’s estimates in establishing the allowance for doubtful accounts.

At December 31, 2009 and June 30, 2009, accounts receivable allowances consisted of the following:

	December 31, 2009	June 30, 2009
Sales returns	$1,821,643	$1,294,082
Price protection	3,932,078	4,998,622
Doubtful accounts	845,743	874,645
Defective items	49,149	47,635

Total allowances	$6,648,613	$7,214,984

Inventories

Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for the Company’s games. Significant changes in demand for the Company’s games would impact management’s estimates in establishing the inventory provision.  Inventory costs include licensing fees paid to platform proprietors. These licensing fees include the cost to manufacture the game cartridges. These licensing fees included in “cost of goods sold - product costs” amounted to $3,490,606 and $7,087,766 for the three and six months ended December 31, 2009, respectively, and $4,422,034 and $5,828,792 for the three and six months ended December 31, 2008, respectively. Licensing fees included in inventory at December 31, 2009 and June 30, 2009 totaled $2,108,028 and $920,747, respectively.

Advances on Royalties

The Company utilizes independent software developers to develop its games in exchange for payments to the developers based upon certain contract milestones. The Company enters into contracts with the developers once the game design has been approved by the platform proprietors and is technologically feasible.  Accordingly, the Company capitalizes such payments to the developers during development of the games. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the game. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those games that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.  Capitalized costs for games that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation. There were no costs for games cancelled or abandoned during the three-month and six-month periods ended December 31, 2009 and 2008, respectively.

Beginning upon the related game’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties” based on the ratio of current revenues to total projected revenues for the specific game, generally resulting in an amortization period of twelve months or less.

The Company evaluates the future recoverability of capitalized royalty costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific game to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses

Intellectual property license costs consist of fees paid by the Company to license the use of trademarks, copyrights, and software used in the development of games. Depending on the agreement, the Company may use acquired intellectual property in multiple games over multiple years or for a single game.  When no significant performance remains with the licensor upon execution of the license agreement, the Company records an asset and a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, the Company records the payments as an asset when paid and as a liability when incurred, rather than upon execution of the agreement. The Company classifies these obligations as current liabilities to the extent they are contractually due within the next twelve months.  Capitalized intellectual property license costs for those games that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation. There were no costs for games cancelled or abandoned during the three-month and six-month periods ended December 31, 2009 and 2008, respectively.

Beginning upon the related game’s release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of (1) the ratio of current revenues for the specific game to total projected revenues for all games in which the licensed property will be utilized or (2) the straight-line amortization method over the estimated useful lives of the licenses. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

The Company evaluates the future recoverability of capitalized intellectual property license costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific games to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.  Further, as intellectual property licenses may extend for multiple games over multiple years, the Company also assesses the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price paid over identified intangible and tangible net assets of Gamecock. Intangible assets consist of acquired game sequel titles, distribution and non-compete agreements. Certain intangible assets acquired in a business combination are recognized as assets apart from goodwill. Identified intangibles other than goodwill are generally amortized using the straight-line method over the period of expected benefit ranging from one to three years, except for acquired game sequel titles, which is a usage-based intangible asset that is amortized using the shorter of the useful life or expected revenue stream.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

The Company evaluates goodwill and intangibles with an indefinite life annually (performed in the fourth quarter) and upon the occurrence of certain triggering events or substantive changes in circumstances that indicate that the fair value of goodwill or indefinite lived intangible assets may be impaired. Impairment of goodwill is tested at the reporting unit level.  The Company has one reporting unit, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

To determine the fair values of the reporting units used in the first step, the Company uses a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on the Company’s weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. The Company’s estimates for market growth, its market share, and costs are based on historical data, various internal estimates, and certain external sources, and are based on assumptions that are consistent with the plans and estimates the Company is using to manage the underlying business. The Company’s business consists of publishing and distribution of interactive entertainment software and content using both established and emerging intellectual properties, and its forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Company determined that current business conditions, and the resulting decrease in the Company’s projected cash flows, constituted a triggering event which required the Company to perform interim impairment tests related to its long-lived assets and goodwill during the quarter ended December 31, 2009. The Company’s interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.  The Company will continue to monitor its goodwill and indefinite-lived intangible and long-lived assets for possible future impairment.

Assessment of Impairment of Assets

Current accounting standards require that the Company assess the recoverability of purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on its consolidated balance sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, the Company’s estimated fair value is dependent upon predicting which of its products will be successful. This success is dependent upon several factors, which are beyond the Company’s control, such as which operating platforms will be successful in the marketplace, market acceptance of the Company’s products and competing products. Also, the Company’s revenues and earnings are dependent on the Company’s ability to meet its product release schedules.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company recognizes revenue from the sale of videogames upon the transfer of title and risk of loss to the customer. Accordingly, the Company recognizes revenue for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable.  The Company’s payment arrangements with customers typically provides for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until the Company meets its performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when the Company does not have a reliable basis to estimate returns and price protection or is unable to determine that collection of a receivable is probable, the Company defers the revenue until such time as it can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

Some of the Company’s videogames provide limited online features at no additional cost to the consumer. Generally, the Company considers such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, the Company recognizes revenue related to videogames containing these limited online features upon the transfer of title and risk of loss to the customer.  In instances where online features or additional functionality are considered a substantive deliverable in addition to the videogame, the Company takes this into account when applying its revenue recognition policy.  This evaluation is performed for each videogame together with any online transactions, such as electronic downloads or videogame add-ons when it is released.  When the Company determines that a videogame contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the videogame, principally because of its importance to game play, the Company considers that its performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as the Company does not separately charge for this component of the videogame. As a result, the Company recognizes all of the revenue from the sale of the game upon the delivery of the remaining online functionality.  In addition, the Company defers the costs of sales for this game and recognizes the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the Company is notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

Third-party licensees in Europe distribute Gamecock’s videogames under license agreements with Gamecock. The licensees paid certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, the Company defers their recognition and recognizes the revenues in subsequent periods as these advances are earned by the Company. As the licensees pay additional royalties above and beyond those initially advanced, the Company recognizes these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned.  In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Consideration Given to Customers and Received from Vendors

The Company offers sales incentives and other consideration to its customers.  Sales incentives and other consideration that are considered adjustments of the selling price of the Company’s games, such as rebates and product placement fees, are reflected as reductions to revenue.  Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of games in a customer’s national circular ad, are reflected as sales and marketing expenses.

Cost of Goods Sold

Cost of goods sold includes: manufacturing costs, royalties, and amortization of intellectual property licenses.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the value of employee stock options on the date of grant using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

The Company accounts for equity instruments issued to non-employees based on the estimated fair value of the equity instrument that is recorded on the earlier of the performance commitment date or the date the services required are completed.  Until shares under the award are fully vested, the Company marks-to-market the fair value of the options at the end of each accounting period.

Fair Value Measurements

Effective July 1, 2009, the Company adopted the provisions of the fair value measurement accounting and disclosure guidance related to non-financial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. This standard establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements, and clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The provisions also establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•
Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs for inactive markets.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. While the Company has previously invested in certain assets that would be classified as “level 1,” as of December 31, 2009, the Company does not hold any “level 1” cash equivalents that are measured at fair value on a recurring basis, nor does the Company have any assets or liabilities that are based on “level 2” or “level 3” inputs.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

Comprehensive Income (Loss)

For the three-month and six-month periods ended December 31, 2009 and 2008, the Company’s comprehensive income (loss) was as follows:

	Three months ended		Six months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Net income (loss)	$(2,642,266)	$1,166,545	$(1,955,285)	$(385,209)
Other comprehensive income (loss)
Change in foreign currency translation adjustment	7,747	(85,581)	90,247	(180,944)
Comprehensive income (loss)	$(2,634,519)	$1,080,964	$(1,865,038)	$(566,153)

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods.  Diluted earnings per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares outstanding, increased by common stock equivalents.  Common stock equivalents represent incremental shares issuable upon exercise of outstanding options and warrants, the conversion of preferred stock and the vesting of restricted stock. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

As the Company reported a net loss for the three and six month periods ended December 31, 2009, basic and diluted earnings per share were the same for this period.  Potentially dilutive securities totaling 6,293,273 shares for the three months ended December 31, 2009 were excluded from the diluted earnings per share calculation because of their anti-dilutive effect.  Potentially dilutive securities totaling 6,058,925 and 17,616,289 shares for the six months ended December 31, 2009 and 2008, respectively, were excluded from the diluted earnings per share calculation because of their anti-dilutive effect.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentations. The reclassifications did not impact previously reported total assets, liabilities, shareholders’ equity or net income (loss).

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has codified a single source of U.S. GAAP, the “Accounting Standards Codification.” Unless needed to clarify a point to readers, the Company will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies, continued

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-14, “Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multi-deliverable revenue arrangement. ASU 2009-14 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables.  ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. It also eliminated the use of the residual value method for determining the allocation of arrangement consideration. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

2. Gamecock Acquisition

On October 10, 2008, the Company acquired Gamecock pursuant to a definitive purchase agreement (the “Gamecock Agreement”) with Vid Agon, LLC (the “Seller”) and Vid Sub, LLC (the “Member”). The Member is a wholly-owned subsidiary of the Seller and Gamecock is a wholly-owned subsidiary of the Member.  Pursuant to the terms of the Gamecock Agreement, the Company acquired all of the outstanding membership interests of the Member in exchange for aggregate consideration of 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances, and a warrant to purchase 700,000 shares of the Company’s common stock.

The amount of the contingent purchase price payment obligations (the “Gamecock Earn-Out”) will be added to the purchase price (i.e., goodwill) when the contingency is resolved.

The purchase price of Gamecock, adjusted from its initial purchase price and finalized on October 10, 2009, consists of the following items:

Fair value of 700,000 warrants to purchase common stock with an exercise price of $1.50 per share based on the closing date of the transaction, October 10, 2008	$1,033,164
Transaction costs	750,000
Total initial purchase consideration	$1,783,164

The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $2.35 per share, which is the closing price as of October 10, 2008, (b) volatility of 57.68%, (c) a risk free interest rate of 2.77%, (d) an expected term, also the contractual term, of 5.0 years, and (e) an expected dividend yield of 0.0%.

The acquisition was accounted for under the purchase method of accounting with the Company as the acquiring entity.  Accordingly, the consideration paid by the Company to complete the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition.  The allocation of the purchase price was based upon certain external valuations and other analyses.  Between the acquisition date and October 10, 2009, the Company adjusted its initial acquisition cost and preliminary purchase price allocation to reflect adjustments to certain assets, reserves, and obligations. The purchase price allocation was finalized on October 10, 2009.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Unaudited)

2. Gamecock Acquisition, continued

The final purchase price allocations, adjusted from the preliminary purchase price allocation disclosed as of June, 30 2009, were as follows:

		Preliminary Purchase Price Allocation as of June 30, 2009	Final Purchase Price Allocation as of October 10, 2009

Working capital, excluding inventories		$827,287	$827,287
Inventories		156,745	156,745
Other current assets		36,369	36,369
Property and equipment		209,441	209,441

	Estimated useful life

Intangible assets:
Royalty agreements (Advances on royalties)	1 – 2 years	3,424,000	3,424,000
Game sequel titles	5 – 12 years	1,142,000	1,142,000
Non-compete agreements	Less than 1 year	200,000	200,000
Distribution agreements	3 years	40,000	40,000
Goodwill	Indefinite	6,595,123	6,539,700
Liabilities		(10,847,801)	(10,792,378)
Total initial purchase consideration		$1,783,164	$1,783,164

The adjustments to the preliminary purchase price allocation disclosed as of June 30, 2009, compared to the final purchase price allocation completed as of October 10, 2009, related to information obtained subsequent to June 30, 2009, upon completion of the purchase price allocation procedures the Company identified at the acquisition date.  Adjustments to the preliminary purchase price allocation are primarily related to updated valuations in the preliminary appraisals of identifiable intangible assets as well as the acquired liabilities.

The following table presents the gross and net balances, and accumulated amortization of the components of the Company’s purchased amortizable intangible assets included in the acquisition as of December 31, 2009:

		Accumulated
	Gross	Amortization	Net

Royalty agreements (Advances on royalties)	$3,424,000	$2,699,171	$724,829
Intangible assets, net
Game sequel titles	$1,142,000	$1,142,000	$-
Non-compete agreements	200,000	200,000	-
Distribution agreements	40,000	16,308	23,692

Total intangible assets, net	$1,382,000	$1,358,308	$23,692

Intangible assets and goodwill are expected to be tax deductible.  During the year ended June 30, 2009, the Company incurred an impairment charge of $1,142,000 related to write-off of acquired game sequel titles due to the underperformance of the acquired titles.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

2. Gamecock Acquisition, continued

The estimated future decreases (increases) to net income (loss) from the amortization of the finite-lived intangible assets are the following amounts:

Year ending June 30,

2010 (six months ended June 30, 2010)	$6,667
2011	$13,333
2012	$3,692

The weighted average estimated amortization period as of December 31, 2009 is 21 months.

As of December 31, 2009, a total of $1,473,177, which may be netted contractually against adjustments for excess payables, as defined pursuant to the Gamecock Agreement, of the Gamecock Earn-Out has been achieved and was recorded as goodwill in the consolidated balance sheets.

The following table summarizes the unaudited pro forma information assuming the business combination had occurred at the beginning of the periods presented.  This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the business combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented.

	For the three months ended December 31, 2008	For the six months ended December 31, 2008

Pro forma net revenues	$17,472,058	$26,505,788
Pro forma net loss	$940,575	$(34,722,961)
Pro forma net loss per share—basic	$0.03	$(0.97)
Pro forma net loss per share—diluted	$0.02	$(0.97)

On December 4, 2008, the Company acquired the remaining 4% minority interest in Gamecock in exchange for aggregate consideration of 50,000 warrants to purchase shares of the Company’s common stock, with an exercise price of $1.50 per share, exercisable subject to the achievement of certain revenue targets. The transaction has been accounted for as a purchase and resulted in an increase to goodwill of $18,889.  The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $1.10 per share, which is the closing price as of December 4, 2008, (b) volatility of 63.76%, (c) a risk free interest rate of 1.51%, (d) an expected term, also the contractual term, of 3.0 years, and (e) an expected dividend yield of 0.0%.

3. Inventories

Inventories consist of the following:

	December 31, 2009	June 30, 2009
Finished goods	$3,353,439	$3,858,518
Purchased parts and components	356,709	601,319
Total	$3,710,148	$4,459,837

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

4. Property and Equipment, net

Property and equipment, net was comprised of the following:

	December 31, 2009	June 30, 2009
Land	$544,044	$544,044
Building and leasehold improvements	1,496,099	1,496,147
Computer equipment and software	765,659	719,621
Office furniture and other equipment	439,990	353,406
	3,245,792	3,113,218

Less: accumulated depreciation and amortization	467,071	359,079

Property and equipment, net	$2,778,721	$2,754,139

Depreciation and amortization expense for the three months and six months ended December 31, 2009 was $61,269 and $109,251, respectively.  For the three months and six months ended December 31, 2008, depreciation and amortization expense was $46,504 and $82,713, respectively.

5. Line of Credit

The Company has a $7.5 million revolving line of credit facility with SunTrust that matured on December 31, 2009 and has been extended on a month to month basis. From time to time SunTrust in its sole and absolute discretion may increase the Company’s line of credit in the form of an overadvance agreement. As of December 31, 2009 and June 30, 2009, the Company’s borrowing base may not exceed 65% of eligible accounts receivable plus $500,000. The line of credit bears interest at prime plus ½%, which was 3.75% at December 31, 2009 and June 30, 2009. SunTrust processes payments received on such accounts receivable as payments on the revolving line of credit. The line is collateralized by gross accounts receivable of approximately $8,247,000 and $8,673,000 at December 31, 2009 and June 30, 2009, respectively. The line of credit is further collateralized by personal guarantees, and pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates. The agreement contains certain financial and non-financial covenants. At December 31, 2009, the Company was in compliance with these covenants.

At December 31, 2009 and June 30, 2009, the outstanding line of credit balance was $5,310,732 and $5,349,953, respectively. At December 31, 2009 and June 30, 2009, the Company had $49,796 and $-0-, respectively, available under its credit facility. For the three months and six months ended December 31, 2009, interest expense relating to the line of credit was $65,211 and $116,970, respectively.  For the three months and six months ended December 31, 2008, interest expense relating to the line of credit was $55,571 and $86,703, respectively.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

6. Long-term Debt

Long-term debt was comprised of the following:

	December 31, 2009	June 30, 2009
Mortgages payable
First National Bank	$1,027,099	$1,039,078
Southwest Securities, FSB	486,356	493,437
Vehicle notes payable	124,802	57,296

Total debt	1,638,257	1,589,811
Less current portion	63,649	50,855
Total long-term debt	$1,574,608	$1,538,956

In connection with the purchase of an office building in Grapevine, Texas, the Company entered into a five year mortgage with a financial institution in the amount of $500,000.  The interest rate on the mortgage adjusts daily to prime plus 1.0% (5.5% at December 31, 2009).  Principal and interest are payable in monthly installments of $3,439 continuing until January 28, 2014 when the entire balance of principal and accrued interest is due and payable.  The mortgage is secured by the land and building. The Company’s chairman has personally guaranteed the mortgage note.

In connection with the purchase of an office building and land in Grapevine, Texas, the Company entered into a 20 year mortgage with a financial institution in the amount of $1,068,450. The interest rate on the mortgage adjusts every five years to prime minus ¼% (7.5% at December 31, 2009). The monthly principal and interest payment is $8,611 with interest only payments for the first six months. The mortgage is secured by the purchased land and building. Two shareholders of the Company, one of whom is the Company’s chairman, have personally guaranteed the mortgage note.

The scheduled maturities of the long-term debt are as follows:

Year ending June 30,
2010 (six months ended June 30, 2010)	$31,734
2011	65,451
2012	68,993
2013	73,347
2014	489,276
Thereafter	909,456

Total	1,638,257

Less: current maturities	63,649

Long-term debt, net of current portion	$1,574,608

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

7. Related Party Transactions

Related Party Receivables

Related party receivables consist of short-term advances to employees and an overpayment of amounts owed to an affiliate of two shareholders of the Company, one of whom is the Company’s chairman. No allowance has been provided due to the short-term nature and recoverability of such advances.

Due to Shareholders

During the year ended June 30 2009, the Company’s chairman advanced the Company $307,440. The advance was unsecured, payable on demand and non-interest bearing.  Subsequent to June 30, 2009, the amount was repaid.  At December 31, 2009 and June 30, 2009, the amount due was $-0- and $232,440, respectively.

Due to Related Parties

During the year ended June 30, 2009, the Company collected sales commissions totaling $226,216 on behalf of an affiliate of two shareholders of the Company, one of whom is the Company’s chairman.  At June 30, 2009, $113,499 was payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets.  At September 30, 2009, the Company was owed $38,390 from this affiliate, resulting from an overpayment of amounts owed.  The amount was repaid to the Company as of December 31, 2009.

The Company incurred fees for broadband usage to an entity partially owned by two shareholders of the Company, one of whom is the Company’s chairman. Broadband usage fees for the three and six months ended December 31, 2009 were $6,600 and $13,200, respectively. Broadband usage fees for the three and six months ended December 31, 2008 were $20,850 and $41,700, respectively. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. At December 31, 2009 and June 30, 2009, $4,400 and $11,546, respectively, remained as a payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets.

Accrued Expenses - Related Parties

Accrued expenses - related parties as of and for the six months ended December 31, 2009 and the year ended June 30, 2009 are as follows:

	Six months ended December 31, 2009	Year ended June 30, 2009
Balance at beginning of period	$184,766	$5,770
Expenses incurred:
Rent	55,000	100,250
Commissions	265,297	705,032
Less: amounts paid	(367,775)	(626,286)
Balance at end of period	$137,288	$184,766

The Company incurred sales commissions for the marketing and sale of videogames with two affiliates of the Company’s chairman.  Sales commissions for the three and six months ended December 31, 2009 were $172,231 and $265,297, respectively.  Sales commissions for the three and six months ended December 31, 2008 were $171,331 and $273,227, respectively.  These amounts are included in sales and marketing in the accompanying consolidated statements of operations.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

7. Related Party Transactions, continued

Lease - Related Parties

The Company leases certain office space from a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman.  Related party lease expense was $27,500 and $55,000 for the three and six months ended December 31, 2009, respectively.  Related party lease expense was $22,625 and $45,250 for the three and six months ended December 31, 2008, respectively. These amounts are included in the general and administrative expense in the accompanying consolidated statements of operations. The lease expires on December 31, 2010.

The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman.  Related lease income was $3,907 and $7,815 for the three and six months ended December 31, 2009, respectively.  Related lease income was $3,907 and $7,815 for the three and six months ended December 31, 2008, respectively.  These amounts are included in general and administrative expense in the accompanying consolidated statements of operations.  The lease expires on December 31, 2010.

8. Commitments

Total future minimum commitments are as follows:

	Software	Office
	Developers	Lease	Total
For the year ending June 30,

2010 (six months ended June 30, 2010)	$4,536,364	$74,712	$4,611,076
2011	637,818	94,424	732,242
2012	-	39,424	39,424
2013	-	16,427	16,427
Total	$5,174,182	$224,987	$5,399,169

Developer of Intellectual Property Contracts

The Company regularly enters into contractual arrangements with third parties for the development of games as well as the rights to license intellectual property. Under these agreements, the Company commits to provide specified payments to a developer or intellectual property holders, based upon contractual arrangements, and conditioned upon the achievement of specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recouped against future royalties earned by the developers based on the sale of the related game. On October 26, 2007, the Company executed an agreement with a third party game developer in connection with certain development agreements. Pursuant to the agreement, the Company has committed to spend specified amounts for marketing support of the related game which is to be developed. “Cost of goods sold - royalties” related to this development agreement amounted to $1,618,962 and $6,619,633 for the three and six months ended December 31, 2009, respectively, and $1,492,259 and $2,301,180 for the three and six months ended December 31, 2008, respectively.

Lease Commitments

In January 2008, the Company entered into a new four year lease for its United Kingdom office, with a yearly rent of approximately $30,000 plus value added tax (VAT).  Office rent expense for the three and six months ended December 31, 2009 was $8,906 and $14,767, respectively. Office rent expense for the three and six months ended December 31, 2008 was $16,437 and $33,537, respectively.

The Company entered into a non-cancelable operating lease with an affiliate, on January 1, 2008, for offices located in Midlothian, Virginia. The lease provided for monthly payments of $7,542 for the first 12 months and increased to $9,167 in January 2009 for the remaining 24 months. Office rent expense for the three and six months ended December 31, 2009 was $27,500 and $55,000, respectively. Office rent expense for the three and six months ended December 31, 2008 was $22,625 and $45,250, respectively

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Commitments, continued

Employment Agreements

The Company has employment agreements with several members of senior management. The agreements, with terms ranging from approximately two to three years, provide for minimum salary levels, performance bonuses, and severance payments.

9. Stock-based Compensation

In May 2008, the Company’s board of directors and its shareholders approved the 2008 Equity Incentive Compensation Plan (the “2008 Plan”) for the grant of stock awards, including restricted stock and stock options, to officers, directors, employees and consultants.  The 2008 Plan expires in May 2018. Shares available for future grant as of December 31, 2009 and June 30, 2009 were 1,379,867 and 2,924,200, respectively, under the 2008 Plan.

Stock awards and shares are generally granted at prices which the Company’s board of directors believes approximate the fair market value of the awards or shares at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation to employees and non-employees. The determination of fair value is affected by the Company’s stock price and volatility, employee exercise behavior, and the time for the shares to vest.

The assumptions used in the Black-Scholes option pricing model to value the Company’s option grants  to employees and non-employees were as follow:

	For the six months ended December 31, 2009	For the six months ended December 31, 2008
Risk-free interest rate	2.20 – 3.85%	2.87 – 4.01%
Weighted-average volatility	160.78 – 166.29%	57.56%
Expected term	5.5 – 9.44 years	5.5 - 6 years
Expected dividends	0.0%	0.0%

The following table summarizes the stock-based compensation expense resulting from stock options and restricted stock in the Company’s consolidated statements of operations:

	For the three months ended December 31, 2009	For the three months ended December 31, 2008	For the six months ended December 31, 2009	For the six months ended December 31, 2008
Sales and marketing	$12,196	$37,734	$39,818	$75,468
General and administrative	191,528	132,790	320,102	267,037
Total stock-based compensation expense	$203,724	$170,524	$359,920	$342,505

As of December 31, 2009, the Company’s unrecognized stock-based compensation for stock options issued to employees and non-employee directors was approximately $742,719 and will be recognized over a weighted average of 1.8 years.  The Company estimated a 5% forfeiture rate related to the stock-based compensation expense calculated for employees and non-employee directors.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9. Stock-based Compensation, continued

The following table summarizes the Company’s stock option activity for employees, non-employee directors, and non-employees for the six months ended December 31, 2009:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of June 30, 2009	1,960,300	$1.69	-	$-
Activity for the six months ended December 31, 2009
Granted	567,000	0.64	-	-
Exercised	-	-	-	-
Forfeited, cancelled or expired	87,667	1.75	-	-
Outstanding as of December 31, 2009	2,439,633	$1.44	9.03	$-
Exercisable as of December 31, 2009	360,999	$2.27	8.52	$-
Exercisable and expected to be exercisable	2,049,071	$1.46	9.02	$-

The aggregate intrinsic value represents the total pre-tax intrinsic value based on the Company’s closing stock price ($0.32 per share) as of December 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted average fair value of stock options granted to employees and non-employee directors during the three months ended December 31, 2009 was $0.50 per share.

The following table summarizes the Company’s restricted stock activity for the six months ended December 31, 2009:

	Shares	Weighted- Average Grant Date Fair Value
Outstanding as of June 30, 2009	115,500	$2.14
Activity for the six months ended December 31, 2009
Granted	1,065,000	0.37
Vested	101,500	2.27
Forfeited, cancelled or expired	-	-
Outstanding as of December 31, 2009	1,079,000	$0.39
Vested as of December 31, 2009	101,500	$2.27

As of December 31, 2009, the Company’s unrecognized stock-based compensation for restricted stock issued to employees and non-employee directors was approximately $360,420 and will be recognized over a weighted average of 2.7 years.

10. Contingencies

The Company was obligated to file a registration statement with the SEC covering the resale of the shares of its common stock issued upon conversion of the Series A convertible preferred stock and the exercise of Class Y warrants within 30 days following the Company’s filing of its Form 10-K for the fiscal year in 2008 but no later than January 15, 2009. The Company filed a registration statement on Form S-1 with the SEC, however, the registration statement was not declared effective by the SEC within the prescribed time period.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

10. Contingencies, continued

Since the registration statement was not declared effective by the SEC within the prescribed time period, the Company is obligated to make pro rata payments to each holder of Series A convertible preferred stock in an amount equal to .5% of the aggregate amount invested by such holder of Series A convertible preferred stock for each 30 day period (or portion thereof) for which no registration statement is effective. Accordingly, the Company has recognized a liability for liquidating damages and interest totaling $196,511 for the year ended June 30, 2009.  The amount of the liability at December 31, 2009 and June 30, 2009 was $196,511.

From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

On March 12, 2009, the Company, Gamecock, SouthPeak Interactive, Ltd. and Gamecock Media Europe, Ltd. were served with a complaint by a videogame distributor alleging a breach of contract and other claims related to a publishing and distribution agreement, or the Distribution Agreement, entered into between Gamecock Media Europe, Ltd. and the videogame distributor in January 2008. The videogame distributor is seeking the return of $4,590,000 in advances, an injunction against the Company and its subsidiaries, approximately $650,000 in specified damages, further damages to be assessed, and discretionary interest and costs.  Gamecock Media Europe, Ltd. has filed a counterclaim against the videogame distributor for $950,000 and discretionary interest and costs, resulting from videogame sales and the achievement of a milestone under the Distribution Agreement.  The case was heard in the United Kingdom in July 2009 and closing submissions were made to the court on or about July 22, 2009.  On November 20, 2009, the court issued its ruling in which some of the videogame distributer’s claims were upheld and some were denied.  Additionally, Gamecock Media Europe, Ltd.’s counterclaim was dismissed.

As part of the court proceedings between the Company and the videogame distributor, the Company agreed (to avoid further costly hearings) to pay 35% of certain European sales into an escrow account pending the final resolution of the case.  As of December 31, 2009, the amount held in escrow was approximately $849,600 and is included in restricted cash.  Legal expenses associated with this complaint have been expensed as incurred.  As a result of the court’s ruling, the Company recorded accrued litigation costs of $4,308,035 for this matter. This amount represents the full amount of the judgment against Gamecock and its subsidiary. Of this judgment, $555,332 represents the judgment liability of SouthPeak Interactive Corporation.

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated.  The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084.  An arbitration scheduled for January 2010 has been postponed and a new date has not been set.  As of December 31, 2009, the Company believes it has accrued sufficient amounts to cover potential losses related to this matter.  The Company’s management currently believes that resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations. However, legal issues are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of this matter could have a material adverse effect on the Company’s consolidated financial position and the results of operations in the period in which any such effect is recorded.

Other than the foregoing, the Company is engaged in litigation incidental to the Company’s business to which the Company is a party.  While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management’s opinion that, individually, the resolution of these matters should not have a material effect on the consolidated financial position or results of operations of the Company.  Excluding the $4,308,035 accrued for the ruling against Gamecock Media Europe, Ltd., the Company has accrued an aggregate amount of $2,314,650 related to such matters. The Company expenses legal costs as incurred in connection with a loss contingency.

On August 26, 2009, the Company was notified that the SEC was conducting a non-public, fact-finding investigation regarding certain matters underlying the amendment of its Form 10-Q, and the restatement of its financial statements, for the period ended March 31, 2009, and the termination of its former chief financial officer.  The Company has provided the SEC with the documents requested and intends to cooperate in all respects with the SEC’s investigation.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

11. Production Advance Payable

On August 13, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at December 31, 2009.  Production fees relating to this production advance for the three and six months ended December 31, 2009 totaled $375,658 and $575,604, respectively, and include the production fees of $160,000 related to the default status of the production advance, as described in the subsequent paragraph.  These amounts are included in interest expense on the accompanying statements of operations . As of December 31, 2009, accrued and unpaid production fees totaled approximately $565,000 and are included in accrued expenses and other current liabilities. The Company is obligated to pay approximately $103,000 of production fees for every month the full production advance is outstanding past its due date of November 14, 2009.  Pursuant to the agreement, the Company has assigned to the producer a portion of the net revenues related to the sale of certain games in Europe.

The Company has failed to make the required payments under this agreement.   Accordingly, the production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $160,000 through December 31, 2009).  Pursuant to the terms of the production financing agreement, the producer is free to exercise any rights in connection with the security interests granted.

12. Gain on Settlement of Trades Payables

The gain on the settlement of trade payables at less than recorded values results from negotiations with various unsecured creditors for the settlement and payment of the trade payable at amounts less than that the recorded liability. For the three months and six months ended December 31, 2009, the Company’s gain on settlement of trade payables was as follows:

	Trade Payables Settled	Other Assets Acquired/ Liabilities Assumed	Payments in Cash	Payments in Equity	Forgiveness of Debt

Vendor 1(1)	$6,418,334	$(1,422,334)	$(2,000,000)	$-	$2,996,000
Vendor 2(2)	250,000	-	(50,000)	(104,500)	95,500
Vendor 3	232,347	-	(67,358)	-	164,989
Total	$6,900,681	$(1,422,334)	$(2,117,358)	$(104,500)	$3,256,489

(1)
In connection with this settlement agreement, the Company received inventory valued at $135,276, assumed the vendor’s future liability for price protection, returns, and defective merchandise, for games previously sold by or held by the Company, estimated to be $306,248, and recorded an inventory write-down, for inventory currently held by the Company, in the amount of $1,251,362 as a result of a reduction to a lower of cost or market value.  The reduction in inventory is required as the Company is prohibited from any future inventory returns and is completely responsible for the final disposition of inventory.

(2)
Consists of 175,000 shares of common stock, which were valued based on the fair market value of the Company’s common stock on the settlement date and 150,000 warrants to purchase common stock, which were valued on the settlement date, at $0.30 per share using the Black-Scholes option pricing model with assumptions of 3.57 years expected term (equivalent to contractual term), volatility of 170.76%, 0% dividend yield, 2.35% risk-free interest rate, and stock price of $0.34 per share.

13. Subsequent Events

In February 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007.  TimeGate is seeking the return of all past and future revenue generate from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SouthPeak Interactive Corporation

We have reviewed the accompanying consolidated balance sheet of SouthPeak Interactive Corporation and subsidiaries as of December 31, 2009 and the related consolidated statements of operations and cash flows for the three-month and six-month periods ended December 31, 2009 and 2008. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of SouthPeak Interactive Corporation and subsidiaries as of June 30, 2009 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended (not presented herein), and in our report dated October 13, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s default on its production advance payable, a material uncertainty in connection with the renewal of its line of credit and significant contingencies raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Reznick Group, P.C.

Vienna, Virginia
February 16, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this report and in our annual report on Form 10-K for the year ended June 30, 2009.

This report includes forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions. Forward-looking statements reflect our plans, expectations and beliefs, and involve inherent risks and uncertainties, many of which are beyond our control. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors” in Item 1A of Part II.

Overview

We are an independent developer and publisher of interactive entertainment software. We utilize our network of independent studios and developers to create videogames for all popular videogame systems, including:

•	home videogame consoles such as Microsoft Xbox 360, Nintendo Wii, Sony PlayStation 3 and Sony PlayStation 2;

•	handheld platforms such as Nintendo DS, Nintendo DSi, Sony PSP, Sony PSPgo, and Apple iPhone; and

•	personal computers.

Our portfolio of games extends across a variety of consumer demographics, ranging from adults to children and hard-core game enthusiasts to casual gamers.

We are an “indie” videogame developer and publisher working with independent software developers and videogame studios to create our videogames. We have cultivated relationships globally with independent developers and studios that provide us with innovative and compelling videogame concepts.

Our strategy is to establish a portfolio of successful proprietary content for the major videogame systems, and to capitalize on the growth of the interactive entertainment market. We currently work exclusively with independent software developers and videogame studios to develop our videogames. This strategy enables us to source and create highly innovative videogames while avoiding the high fixed costs and risk of having a large internal development studio. Through outsourcing, we are also able to access videogame concepts and content from emerging studios globally, providing us with significant new product opportunities with limited initial financial outlay.

Sources of Revenue

Revenue is primarily derived from the sale of software titles developed on our behalf by independent software developers and videogame studios.  Our unique business model of globally sourcing and developing creative product allows us to better manage our fixed costs relative to our competition.  In North America, we sell our videogames both to retailers and distributors, and in Europe, Australia and Asia, we primarily sell our videogames to distributors.

Our operating margins are dependent in part upon our ability to continually release new products that perform according to our budgets and forecasts, and manage our product development costs. Our product development costs include license acquisition, videogame development, and third-party royalties. Agreements with third-party developers generally give us exclusive publishing and marketing rights and require us to make advance royalty payments, pay royalties based on product sales, and satisfy other conditions.

Second Quarter 2010 Releases

We released the following videogames in the three months ended December 31, 2009:

Title	Platform	Date Released
Horrid Henry	NDS, Wii, PC	10/30/09
My Baby First Steps	NDS, Wii	11/3/09
Fast Food Panic	NDS	12/18/09
Schrodinger’s Rat	iPhone	12/23/09

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists of royalty payments to third-party developers, license fees to videogame manufacturers, intellectual property costs for items such as trademarked characters and game engines, and manufacturing costs of videogame discs, cartridges or similar media. Videogame system manufacturers approve and manufacture each videogame for their videogame system.  The videogame system manufacturers charge us a license fee for each videogame based on the number of videogames manufactured.  Should some of the videogames ultimately not be sold, or the sales price to the retailer be reduced by us through price protection, no adjustment is made by the videogame system manufacturer to the license fee originally charged.  Because of the terms of these license fees, we may have an increase in the cost of goods sold as a percent of net revenue should we fail to sell a number of copies of a videogame for which a license has been paid, or if the price to the retailer is reduced.

We utilize third-parties to develop our videogames on a royalty payment basis. We enter into contracts with independent software developers and videogame studios once the videogame design has been approved by the videogame system manufacturer and is technologically feasible.  Payments to independent software developers and videogame studios are made when certain contract milestones are reached, and these payments are capitalized. These payments are considered non-refundable royalty advances and are applied against the royalty obligations that are owed to the independent software developer or videogame studio from the sales of the videogame. To the extent these prepaid royalties are sales performance related, the royalties are expensed against projected sales revenue at the time a videogame is released and charged to costs of goods sold. Any pre-release milestone payments that are not prepayments against future royalties are expensed when a videogame is released and then charged to costs of goods sold. Capitalized costs for videogames that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation.

Warehousing and Distribution Expenses. Our warehousing and distribution expenses primarily consist of costs associated with warehousing, order fulfillment, and shipping. Because we use third-party warehousing and order fulfillment companies in North America and in Europe, the expansion of our product offerings and escalating sales will increase our expenditures for warehousing and distribution in proportion to our increased sales.

Sales and Marketing Expenses. Sales and marketing expenses consist of salaries and related costs, advertising, marketing and promotion expenses, and commissions to external sales representatives. As we release more newly published videogames, advertising, marketing and promotion expenses are expected to rise accordingly. We recognize advertising, marketing and promotion expenses as incurred, except for production costs associated with media advertising, which are deferred and charged to expense when the related ad is run for the first time. We also engage in cooperative marketing with some of our retail channel partners. We accrue marketing and sales incentive costs when revenue is recognized and such amounts are included in sales and marketing expense when an identifiable benefit to us can be reasonably estimated; otherwise, the incentives are recognized as a reduction to net revenues. Such marketing is offered to our retail channel partners based on a single sales transaction, as a credit on their accounts receivable balance, and would include items such as contributing to newspaper circular ads and in-store banners and displays.

General and Administrative Expenses. General and administrative expenses primarily represent personnel-related costs, including corporate executive and support staff, general office expenses, consulting and professional fees, and various other expenses. Personnel-related costs represent the largest component of general and administrative expenses. We expect that our personnel costs will increase as the business continues to grow.  Depreciation expense also is included in general and administrative expenses.

Interest and Financing Costs. Interest and financing costs are attributable to our line of credit and financing arrangements that are used to fund development of videogames with independent software developers and videogame studios. Additionally, such costs are used to finance accounts receivables prior to payment by customers.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates were based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to the accompanying consolidated financial statements and in our annual report on Form 10-K for the year ended June 30, 2009. The following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Allowances for Returns, Price Protection and Other Allowances. We accept returns from, and grant price concessions to, our customers under certain conditions. We grant price concessions to permit customers to take credits against amounts they owe us with respect to videogames unsold by them. Our customers must satisfy certain conditions to entitle them to return videogames or receive price concessions, including compliance with applicable payment terms and periodic confirmation reports of field inventory levels and sell-through rates.

We make estimates of future videogame returns and price concessions related to current period revenue. We estimate the amount of future returns and price concessions for published titles based upon, among other factors, historical experience and performance of the titles in similar genres, historical performance of the videogame system, customer inventory levels, analysis of sell-through rates, sales force and retail customer feedback, industry pricing, market conditions and changes in demand and acceptance of our videogame by consumers.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. We believe we can make reliable estimates of returns and price concessions. However, actual results may differ from initial estimates as a result of changes in circumstances, market conditions and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Inventories. Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for our games. Significant changes in demand for our games would impact management’s estimates in establishing the inventory provision.

Advances on Royalties. We utilize independent software developers to develop our videogames and make payments to the developers based upon certain contract milestones. We enter into contracts with the developers once the videogame design has been approved by the videogame system manufacturers and is technologically feasible. Accordingly, we capitalize such payments to the developers during development of the videogames. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the videogame. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.

Beginning upon the related videogame’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties,” based on the ratio of current revenues to total projected revenues for the specific videogame, generally resulting in an amortization period of twelve months or less.

We evaluate the future recoverability of capitalized royalty costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogame to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the videogame prior to its release; and, for any videogame sequel, performance of the videogame on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected videogame performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses. Intellectual property license costs consist of fees paid by us to license the use of trademarks, copyrights, and software used in the development of videogames. Depending on the agreement, we may use acquired intellectual property in multiple videogames over multiple years or for a single videogame. When no significant performance remains with the licensor upon execution of the license agreement, we record an asset and a liability at the contractual amount. We believe that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, we record the payments as an asset when paid to the licensee and as a liability upon achievement of certain contractual milestones rather than upon execution of the agreement. We classify these obligations as current liabilities to the extent they are contractually due within the next 12 months. Capitalized intellectual property license costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation.

Beginning upon the related videogame’s release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of: (1) the ratio of current revenues for the specific videogame to total projected revenues for all videogames in which the licensed property will be utilized or (2) the straight-line amortization based on the useful lives of the asset. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized intellectual property license costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogames to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the game prior to its release; and, for any videogame sequel, performance of the videogame on which the sequel is based. Further, as intellectual property licenses may extend for multiple videogames over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the holder’s right to continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Revenue Recognition.  We recognize revenues from the sale of our videogames upon the transfer of title and risk of loss to the customer.  Accordingly, we recognize revenues for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable, and (4) collection of the customer receivable is deemed probable. Our payment arrangements with customers typically provide for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until we meet our performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when we do not have a reliable basis to estimate returns and price protection or we are unable to determine that collection of a receivable is probable, we defer the revenue until such time as we can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

Some of our videogames provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we recognize revenue related to videogames containing these limited online features upon the transfer of title and risk of loss to our customer. In instances where online features or additional functionality are considered a substantive deliverable in addition to the videogame, we take this into account when applying our revenue recognition policy. This evaluation is performed for each videogame together with any online transactions, such as electronic downloads or videogame add-ons when it is released. When we determine that a videogame contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the videogame, principally because of its importance to game play, we consider that our performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as we do not separately charge for this component of the videogame. As a result, we recognize all of the revenue from the sale of the game upon the delivery of the remaining online functionality. In addition, we defer the costs of sales for this game and recognize the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

Third-party licensees in Europe distribute Gamecock’s videogames under license agreements with Gamecock. The licensees pay certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, we defer their recognition and recognize the revenues in subsequent periods as these advances are earned by us. As the licensees pay additional royalties above and beyond those initially advanced, we recognize these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Stock-Based Compensation. We estimate the fair value of stock-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to non-employees in accordance with accounting guidance surrounding stock compensation and equity-based payment for non-employees.

We estimate the value of employee, non-employee directors and non-employee stock options on the date of grant using the Black-Scholes option pricing model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors (expected term).

Business Combinations. We estimate the fair value of assets acquired, and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected future cash flows related to the asset, and the expected cost to extinguish the liability. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Goodwill. Current accounting standards provide for a two-step approach to testing goodwill for impairment, which must be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities.

To determine the fair values of the reporting units used in the first step, we use a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of publishing and distributing interactive entertainment software and content using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Potential Loss Contingencies. From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

Consolidated Results of Operations

The following table sets forth our results of operations expressed as a percentage of net revenues for the three and six months ended December 31, 2009 and 2008:

	For the three months ended December 31,		For the six months ended December 31,
	2009	2008	2009	2008

Net revenues	100.0%	100.0%	100.0%	100.0%

Cost of goods sold:
Product costs	51.2%	40.1%	32.5%	48.1%
Royalties	16.1%	8.6%	24.7%	9.0%
Intellectual property licenses	0.9%	0.4%	0.8%	0.4%
Total cost of goods sold	68.2%	49.1%	58.0%	57.5%

Gross profit	31.8%	50.9%	42.0%	42.5%

Operating expenses:
Warehousing and distribution	3.2%	1.6%	2.3%	1.9%
Sales and marketing	22.0%	22.8%	21.9%	23.2%
General and administrative	29.6%	15.9%	22.8%	16.1%
Restructuring costs	-%	3.2%	-%	2.2%
Transaction costs	-%	0.1%	-%	0.1%
Litigation costs	30.6%	-%	11.5%	-%
Gain on settlement of trade payables	(32.4)%	-%	(12.2)%	-%
Total operating expenses	53.0%	43.6%	46.3%	43.4%

(Loss) income from operations	(21.2)%	7.3%	(4.3)%	(0.9)%

Interest expense, net	5.1%	0.6%	3.0%	0.6%

Net (loss) income	(26.3)%	6.7%	(7.3)%	(1.5)%

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-%	0.0%	-%	4.4%
Net (loss) income attributable to common shareholders	(26.3)%	6.7%	(7.3)%	(5.9)%

Three Months Ended December 31, 2009 and 2008

Net Revenues. Net revenues for the three months ended December 31, 2009 were $10,063,952, a decrease of $7,244,922, or 42%, from net revenues of $17,308,874 for the three months ended December 31, 2008. The decrease in net revenues was primarily driven by a decrease in the number of titles released, the product mix sold and a weaker than expected retail environment in the three months ended December 31, 2009 versus the three months ended December 31, 2008.  For the three months ended December 31, 2009, the number of videogame units sold decreased to approximately 645,000, a decrease of approximately 125,000 units from the units sold in the prior period. Average net revenue per videogame unit sold decreased 31%, from $22.48 to $15.60 for the three months ended December 31, 2008 and 2009, respectively. This average decrease in price per unit is due to the Company’s concentration on the My Baby brand and the selling of fewer units for next generation platforms (Xbox 360, PlayStation 3), which have a higher Manufacturer’s Suggested Retail Price (“MSRP”), in the three months ended December 31, 2009 versus the prior period.

Cost of Goods Sold. Cost of goods sold for the three months ended December 31, 2009 decreased to $6,868,356, down $1,631,194, or 19%, from $8,499,550 for the prior period. Product costs for the three months ended December 31, 2009 decreased $1,790,177, or 26%, from the comparable period in 2008.  This decrease was primarily driven by the concentration on the My Baby brand, which is produced only for the Nintendo DS and Wii platforms and, accordingly, costs less to build.  The decrease in product costs was offset by an increase in royalty expense.  The cost of royalty expense for the three months ended December 31, 2009 was $1,618,962, an increase of 8%, from royalty expense of $1,492,259 for the three months ended December 31, 2008.  This increase is primarily attributable to an increase in developer royalty agreements associated with the European release of Section 8 and Horrid Henry.

Gross Profit. For the three months ended December 31, 2009 and 2008, gross profit decreased to $3,195,596 from $8,809,324, or 64%. Gross profit margin decreased to approximately 32% for the three months ended December 31, 2009 from 51% in the same period in 2008. The decrease in gross profit is attributed to selling fewer units for next generation platforms, which have a higher MSRP, in the three months ended December 31, 2009 versus the prior period.

Warehousing and Distribution Expenses. For the three months ended December 31, 2009 and 2008, warehousing and distribution expenses were $320,723 and $268,980, respectively, resulting in an increase of 19%. This increase is primarily attributed to rising storage fees and costs associated with the production of My Baby brand units.

Sales and Marketing Expenses. For the three months ended December 31, 2009, sales and marketing expenses decreased 44% to $2,215,620 from $3,954,803 for the three months ended December 31, 2008. This decrease is primarily due to lower direct spending as a result of releasing fewer titles during the three months ended December 31, 2009 versus the prior period. The majority of marketing associated with the My Baby brand was expensed during the three months ended September 30, 2009.  Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. Included in sales and marketing expenses for the three months ended December 31, 2009 and 2008 is a non-cash charge of $12,196 and $37,734, respectively, for stock options granted to vendors and other non-employees.

Gain on Settlement of Trade Payables. For the three months ended December 31, 2009, the gain on settlement of trade payables was $3,256,489, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts less than the recorded liability.

Litigation Costs. For the three months ended December 31, 2009, litigation costs associated with the matter involving CDV Software Entertainment A.G., or CDV, were $3,075,206 (see Item 1, “Legal Proceedings,” of Part II of this report).

General and Administrative Expenses. For the three months ended December 31, 2009, general and administrative expenses increased $226,104 to $2,973,944 from $2,747,840 for the prior period. Wages included in general and administrative expenses increased from $687,724 for the three months ended December 31, 2008 to $1,019,144 for the three months ended December 31, 2009, an increase of 48%.  Professional fees increased 40% from $452,830 for the three months ended December 31, 2008 to $632,714 for the three months ended December 31, 2009, as a result of legal and accounting fees related to current litigation and costs associated with being a public company. Travel and entertainment expenses were $124,896 for the three months ended December 31, 2008, as compared to $61,828 for the three months ended December 31, 2009. Bad debt expense decreased 100% from $534,312 for the three months ended December 31, 2008 to $2,210 for the three months ended December 31, 2009, as a result of bad debt incurred during the prior period. General and administrative expenses as a percentage of net revenues increased, to approximately 30% for the three months ended December 31, 2009 from 16% for the prior period.  In addition, for the three months ended December 31, 2009, general and administrative expenses includes $191,528 for noncash compensation related to employee stock options and restricted stock granted, an increase of $58,738, or 44%, from the comparable period in 2008.

Restructuring and Transaction Costs. For the three months ended December 31, 2008, we incurred $560,806 in restructuring costs related to the Gamecock acquisition. These primarily consist of salaries and severance for Gamecock employees who separated from service after the Gamecock acquisition as part of restructuring Gamecock’s operations.  For the three months ended December 31, 2008, we incurred $10,295 in costs related to the reverse acquisition. These costs included professional fees to accounting firms, law firms and advisors.

Operating (Loss) Income. For the three months ended December 31, 2009, our operating loss was $2,133,408, a decrease of $3,400,008, or 268%, over operating income of $1,266,600 for the prior period.

Interest and Financing Costs. For the three months ended December 31, 2009, interest and financing costs increased to $508,858 from $100,055 for the prior period due to an increase in average borrowings as a result of the increase in our accounts receivable as well as interest expense related to the production advance payable.  The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $160,000 through December 31, 2009).

Net (Loss) Income. For the three months ended December 31, 2009, our net loss was $2,642,266, a decrease of $3,808,811, or 327%, over net income of $1,166,545 for the prior period.

Six Months Ended December 31, 2009 and 2008

Net Revenues.  Net revenues for the six months ended December 31, 2009 were $26,773,601, an increase of $1,077,024, or 4%, from net revenues of $25,696,577 for the comparable period in 2008.  The increase in net revenues was primarily driven by the increased volume of units sold, which was partially offset by selling fewer units for next generation platforms, which have a higher MSRP, in the six months ended December 31, 2009 versus the prior period. For the six months ended December 31, 2009, the number of videogame units sold increased to approximately 1,382,000 units, an 82,000 increase from 1,300,000 units sold for the comparable period in 2008.  Average net revenue per videogame unit sold decreased 2%, from $19.77 to $19.37 for the six month periods ended December 31, 2008 and 2009, respectively. This decrease is due to selling fewer units for next generation platforms in the current period as we focus on the My Baby brand, a Nintendo DS and Wii game.  The decrease is also a result of sales discounts being higher than expected which is attributed to the difficult retail environment.

Cost of Goods Sold.  Cost of goods sold for the six months ended December 31, 2009 increased to $15,535,373, up $757,369, or 5%, from $14,778,004 for the comparable period in 2008. This increase is primarily attributed to an increase in royalty expense.  The cost of royalty expense for the six months ended December 31, 2009 increased $4,318,453, or 188%, to $6,619,633, which was driven by the release of Section 8, Horrid Henry, and My Baby First Steps.  The increase in royalty expense was offset by a $3,669,044, or 30%, decrease in product costs for the six months ended December 31, 2009 when compared to the same period in 2008. The decrease in product costs was primarily driven by the concentration on the My Baby brand, which is produced only for the Nintendo DS and Wii platforms and costs less to build.

Gross Profit.  For the six month periods ended December 31, 2009 and 2008, gross profit increased to $11,238,228 from $10,918,573, or 3%, and gross profit margin remained flat period over period at 42%.

 Warehousing and Distribution Expenses. For the six months ended December 31, 2009 and 2008, warehousing and distribution expenses were $607,234 and $476,563, respectively, resulting in an increase of 27%. This increase is due primarily to increase in units shipped and units currently being held at our third party warehouse when compared to 2008.

Sales and Marketing Expenses.  For the six months ended December 31, 2009, sales and marketing expenses decreased 1% to $5,870,676 from $5,950,539 for the comparable period in 2008. Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. Included in sales and marketing expenses for the six months ended December 31, 2009 and 2008 is a non-cash charge of $39,818 and $75,468, respectively, for stock options granted to vendors and other non-employees.

Gain on Settlement of Trade Payables. For the six months ended December 31, 2009, the gain on settlement of trade payables was $3,256,489, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts less than the recorded liability.

Litigation Costs. For the six months ended December 31, 2009, litigation costs associated with the matter involving CDV were $3,075,206 (see Item 1, “Legal Proceedings,” of Part II of this report).

General and Administrative Expenses.  For the six months ended December 31, 2009, general and administrative expenses increased 48% to $6,088,712 from $4,128,265 for the comparable period in 2008. Wages included in general and administrative expenses increased from $1,276,583 for the six months ended December 31, 2008 to $1,981,694 for the six months ended December 31, 2009, an increase of 55%.  Professional fees increased 178% from $688,320 for the six months ended December 31, 2008 to $1,910,561 for the six months ended December 31, 2009 as a result of legal and accounting fees related to current litigation and costs associated with being a public company. Travel and entertainment expenses were $209,499 for the six months ended December 31, 2008, decreasing 45% to $115,151 for the six months ended December 31, 2009. General and administrative expenses as a percentage of net revenues increased, to approximately 23% for the six months ended December 31, 2009 from 16% for the same period in fiscal year 2009.  In addition, for the six months ended December 31, 2009, general and administrative expenses includes $320,102 for noncash compensation related to employee stock options and restricted stock granted, an increase of $53,065, or 20%, from the comparable period in 2008.

Restructuring and Transaction Costs: For the six months ended December 31, 2008, we incurred $560,806 in restructuring costs related to the Gamecock acquisition. These primarily consist of salaries and severance for Gamecock employees who separated from service after the Gamecock acquisition as part of restructuring Gamecock’s operations.  For the six months ended December 31, 2008, we incurred $28,675 in costs related to the Acquisition. These costs included professional fees to accounting firms, law firms and advisors.

Operating (Loss) Income.  For the six months ended December 31, 2009, our operating loss increased 407% to $1,147,111 from an operating loss of $226,275 for the prior period.

Interest and Financing Costs.  For the six months ended December 31, 2009, interest and financing costs increased to $808,174 from $158,934 for the prior year period due to an increase in average borrowings as a result of the increase in our accounts receivable as well as interest expense related to the production advance payable.  The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $160,000 through December 31, 2009).

Net Loss.  For the six months ended December 31, 2009, our net loss increased 408% to $1,955,285 from a net loss of $385,209 in the prior period.

Quarterly Operating Results Not Meaningful

Our quarterly net revenues and operating results have varied widely in the past and can be expected to vary in the future due to numerous factors, several of which are not under our control. These factors include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, and fluctuations in consumer demand for gaming platforms. Accordingly, our management believes that quarter-to-quarter comparisons of our operating results are not meaningful.

Liquidity and Capital Resources

Our independent registered public accounting firm noted in their report accompanying our consolidated balance sheet of December 31, 2009 and the related consolidated statements of operations and cash flows for the three-month and six-month periods ended December 31, 2009 and 2008 that our default on a production advance payable, the material uncertainty in connection with the renewal of our line of credit and our significant contingencies raise substantial doubt about our ability to continue as a going concern. Management plans to maintain our viability as a going concern by:

•
attempting to expeditiously resolve our contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on our balance sheet on payments terms manageable by us;

•
seeking the renewal of our line of credit with SunTrust Bank, Inc., or SunTrust, and/or obtaining alternative or additional financing in order to address the month to month nature of our current line of credit; and

•	reducing costs and expenses in order reduce or eliminate quarterly losses.

While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business (See Item 1A, “Risk Factors” of Part II of this report).

Our primary cash requirements have been to fund (i) the development, manufacturing and marketing of our videogames, (ii) working capital, and (iii) capital expenditures. Historically, we have met our capital needs, including working capital, capital expenditures and commitments, through our operating activities, our line of credit, through the sale of our equity securities, and, prior to the reverse acquisition, loans from related parties and our shareholders.  At this time, however, execution of management’s plan to maintain our viability as a going concern is necessary for us to continue to fully fund our cash requirements from operations.  If we are unable to negotiate a significant reduction to our contingencies or we cannot renew our line of credit or obtain other financing on acceptable terms, cash from our operations will not be sufficient to fund our obligations as they come due.  Our cash and cash equivalents were $658,609 at December 31, 2009 and $648,311 at June 30, 2009.

Line of Credit. We have a line of credit with SunTrust that matured on December 31, 2009 and has been extended on a month to month basis. The line of credit bears interest at prime plus ½%, which was 3.75% at December 31, 2009. Availability under the line of credit is restricted to 65% of our eligible accounts receivable plus $500,000. The line of credit is primarily secured by our accounts receivable. The line of credit is further secured by the personal guarantees and pledge of personal securities and assets, of two of our shareholders and certain of their affiliates. At December 31, 2009, we were in compliance with all of the line of credit’s covenants and requirements.  We are currently negotiating a renewal of our line of credit, however, there are no assurances that the line of credit will be renewed or renewed at terms that are acceptable to us.

At December 31, 2009 and June 30, 2009, the outstanding line of credit balance was $5,310,732 and $5,349,953, respectively, and the remaining available under the line of credit amounted to $49,796 and $-0-, respectively.

Account Receivable. Generally, we have been able to collect our accounts receivable in the ordinary course of business. We do not hold any collateral to secure payment from customers. We are subject to credit risks, particularly if any of our accounts receivable represent a limited number of customers. If we are unable to collect our accounts receivable as they become due, it could adversely affect our liquidity and working capital position.

At December 31, 2009 and June 30, 2009, amounts due from our three largest customers comprised approximately 43% and 52% of our gross accounts receivable balance, respectively. We believe that the receivable balances from these largest customers do not represent a significant credit risk based on past collection experience, although we actively monitor each customer’s credit worthiness and economic conditions that may impact our customers’ business and access to capital. We continue to monitor the lagging economy, the global contraction of credit markets and other factors as they relate to our customers in order to manage the risk of uncollectible accounts receivable.

Preferred Stock. During the fourth quarter of fiscal year 2008 and the first half of fiscal year 2009, we sold 14,563,833 shares of preferred stock valued at $14,563,833, which provided additional liquidity to fund our continued growth through investment in videogame development.

Cash Flows. We expect that we will make expenditures relating to advances on royalties to third-party developers to which we have made commitments to fund. Cash flows from operations are affected by our ability to release successful titles. Though many of these titles have substantial royalty advances and marketing expenditures, once a title recovers these costs, incremental net revenues typically will directly and positively impact cash flows.

For the six months ended December 31, 2009 we had net cash provided by operating activities of $6,932, and in 2008 we had net cash used in operating activities $6,822,255.

During the six months ended December 31, 2009, investing activities resulted in net cash provided of $330,438 and during the six months ended December 31, 2008, investing activities resulted in net cash used of $469,122. The cash provided was a result of the increase in restricted cash during the six months ended December 31, 2009.

During the six months ended December 31, 2009, financing activities resulted in net cash used of $417,319 and during the six months ended December 31, 2008, financing activities resulted in net cash provided of $3,589,922.

The Gamecock acquisition along with our various contingencies have caused a strain on our cash flows, as we have needed to fund the payment of certain liabilities Gamecock incurred prior to the Gamecock acquisition and pay certain amounts in settlement of our contingencies. This strain on cash flows has limited our ability to fund additional production of videogames. In particular, our Chairman, Terry Phillips, advanced $307,440 to us in order to fund the production of additional cartridges for a particular videogame. The advance was unsecured, payable on demand and non-interest bearing. At June 30, 2009, the amount due was $232,440. Subsequent to June 30, 2009, the amount was repaid.

International Operations. Net revenue earned outside of North America is principally generated by our operations in Europe, Australia and Asia. For the three months ended December 31, 2009 and 2008, approximately 27% and 4%, respectively, of our net revenue was earned outside of the U.S. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative disclosures about market risk, see Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” of our annual report on Form 10-K for the year ended June 30, 2009. Our exposures to market risk have not changed materially since June 30, 2009.

Item 4T. Controls and Procedures

Restatement of Previously Issued Financial Statements

In connection with the filing of our Form 10-Q/A with the SEC on September 11, 2009, during the first fiscal quarter of 2010, management reevaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on that reevaluation, the Chief Executive Officer, who is also serving as our interim Chief Financial Officer, and in consultation with our Chairman, concluded that the our disclosure controls and procedures were not effective as of March 31, 2009 as a result of the following material weaknesses in our internal control over financial reporting.

•
There were material operational deficiencies related to the preparation and review of financial information during our quarter end closing process.  These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Our senior financial management lacked the necessary experience and we did not maintain a sufficient number of qualified personnel to support our financial reporting and close process. This reduced the likelihood that such individuals could detect a material adjustment to our books and records or anticipate, identify, and resolve accounting issues in the normal course of performing their assigned functions.  This material weakness resulted in adjustments to inventories, accounts payable, accrued royalties, accrued expenses and other current liabilities, due to shareholders, additional paid-in capital, product costs, royalties, sales and marketing and general and administrative expenses in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material operational deficiencies in our controls over related party transactions which resulted in a more than remote likelihood that a material misstatement or lack of disclosure in our interim financial statements would not be prevented or detected.  Management determined that established controls over related party transactions were not consistently applied to all related party transactions. This inconsistent application led to breakdowns in communication between management and our accounting department and resulted in an increased likelihood that the accounting department would not detect a significant transaction affecting us, which would lead to a material adjustment to our books and records or a material change to the disclosure in the footnotes to our interim financial statements. This material weakness resulted in adjustments to inventories, due to shareholders, and product costs in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material internal control and operational deficiencies related to the maintenance of our accruals and related expense accounts.  These items resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Specifically, effective controls were not designed and in place to ensure the completeness, accuracy and timeliness of the recording of accruals for services provided and not billed at period end. This increased the likelihood that our accruals would be materially understated.  This material weakness resulted in adjustments to accounts payable, accrued royalties, accrued expenses and other current liabilities, product costs, royalties, sales and marketing and general and administrative expenses in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

•
There were material internal control and operational deficiencies related to our reconciliation of inventory liability clearing accounts.  This item resulted in more than a remote likelihood that a material misstatement or lack of disclosure within our interim financial statements would not be prevented or detected.  Specifically, our account reconciliations, analyses and review procedures were ineffective as they lacked independent and timely review and separate review and approval of journal entries related to these accounts.  This material weakness resulted in adjustments to inventories in our condensed consolidated financial statements for the three and nine month periods ended March 31, 2009.

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, who is also serving as our interim Chief Financial Officer, and in consultation with our Chairman and our interim Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, to ensure that the information required to be disclosed by us in this quarterly report was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Form 10-Q and that such information required to be disclosed was accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.  Based upon this reevaluation, our Chief Executive Officer, who is also serving as our interim Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as of December 31, 2009 as a result of the previously identified material weaknesses in our internal control over financial reporting.

In connection with the preparation of our annual report on Form 10-K for the year ended June 30, 2009, under the supervision and with the participation of management, including our Chief Executive Officer, who is also serving as our interim Chief Financial Officer, and in consultation with our Chairman and our interim Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control — Integrated Framework”, our management concluded that our internal control over financial reporting was not effective as of June 30, 2009 as a result of the previously identified material weaknesses.

Changes in Internal Control over Financial Reporting

As discussed above, as of June 30, 2009, we had material weaknesses in our internal control over financial reporting.

In addition to the remediation measures described below under the heading “Remediation Steps to Address Material Weakness,” we have made the following changes to address the previously reported material weaknesses in internal control over financial reporting and disclosure controls and procedures:

•	we implemented a closing calendar and consolidation process that includes accrual based financial statements being reviewed by qualified personnel in a timely manner;

•	we review consolidating financial statements with senior management and the audit committee of the board of directors; and

•	we complete disclosure checklists for both GAAP and SEC required disclosures to ensure disclosures are complete.

Remediation Steps to Address Material Weakness

Beginning in the first fiscal quarter of 2010, we began the process of remediating the material weaknesses described above and enhancing our internal control over financial reporting.  In connection with our remediation process, we have taken the following remediation measures:

•	we have hired an interim Chief Accounting Officer with the requisite experience in internal accounting in the videogame industry and made other related personnel changes;

•	we have provided training to our management and accounting personnel regarding established controls and procedures for related party transactions;

•
we have enhanced our computer software and internal procedures related to information technology in order to migrate from spreadsheet applications into automated functions within the accounting system;

•	we have implemented access controls into our financial accounting software; and

•	we have had communications with our employees regarding ethics and the availability of our internal fraud hotline.

Additionally, in connection with our remediation process we are implementing the following remediation measures:

•	we are developing additional training for our accounting personnel and reallocating duties of certain accounting personnel;

•	we are enhancing procedures and documentation supporting our accruals; and

•	we are incorporating more robust management review of our general and administrative expense accruals.

Management anticipates that the actions described above and the resulting improvements in controls will strengthen its internal control over financial reporting relating to the preparation of the condensed consolidated financial statements and will remediate the material weakness identified by the end of our fiscal year 2010.  As we improve our internal control over financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above.  Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented.

PART II

Item 1.  Legal Proceedings

On March 12, 2009, we, along with Gamecock, SouthPeak Interactive, Ltd. and Gamecock Media Europe, Ltd., were served with a complaint by CDV alleging various breach of contract and other claims related to a publishing and distribution agreement, or the Distribution Agreement, entered into between Gamecock Media Europe, Ltd. and CDV in January 2008. CDV is seeking the return of $4,590,000 in videogame development advances, an injunction against us and our subsidiaries, approximately $650,000 in specified damages, further damages to be assessed, and discretionary interest and costs. Gamecock Media Europe, Ltd. filed a counterclaim against CDV for $950,000 and discretionary interest and costs, resulting from videogame sales and the achievement of a milestone under the Distribution Agreement. The hearing for both CDV’s claims and Gamecock Media Europe’s counterclaim concluded on July 22, 2009.  On November 20, 2009, the court issued its ruling in which some of CDV’s claims were upheld and some were denied.  Additionally, Gamecock Media Europe, Ltd.’s counterclaim was dismissed. The court awarded CDV approximately $3.8 million plus interest and legal expenses. This amount, plus interest and legal expenses, represents the full amount of the judgment against Gamecock and its subsidiary. Of this judgment, SouthPeak Interactive Corporation is also liable for legal expenses.

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing Agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated.  The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084.  An arbitration scheduled for January 2010 has been postponed and a new date has not been set.  As of December 31, 2009, the Company has accrued sufficient amounts to cover anticipated liabilities related to this matter.

Other than the foregoing, we are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. We believe that we have obtained adequate insurance coverage, rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings.

Item 1A.  Risk Factors

“Item 1A. Risk Factors” of our annual report on Form 10-K for the year ended June 30, 2009 includes a discussion of our risk factors.  There have been no material changes to risk factors as previously disclosed in our annual report on Form 10-K filed with the Securities and Exchange Commission on October 13, 2009.

We have received a review report from our independent registered public accounting firm expressing doubt regarding our ability to continue as a going concern.

Our independent registered public accounting firm noted in their review report accompanying our consolidated balance sheet of December 31, 2009 and the related consolidated statements of operations and cash flows for the three-month and six-month periods ended December 31, 2009 and 2008 that our default on a production advance payable, the material uncertainty in connection with the renewal of our line of credit and our significant contingencies raise substantial doubt about our ability to continue as a going concern. Management plans to maintain our viability as a going concern by:

•
attempting to expeditiously resolve our contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on our balance sheet on payment terms manageable by us;

•	seeking the renewal of our line of credit with SunTrust and/or obtaining alternative or additional financing in order to address the month to month nature of our current line of credit; and

•	reducing costs and expenses in order reduce or eliminate quarterly losses.

Although management is confident that we will be able to renew our line of credit and implement the other aspects of this plan, we cannot assure you that the plan will be successful. This doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing at favorable terms, if at all, as such an opinion may cause investors to have reservations about our long-term prospects, and may adversely affect our relationships with customers. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in us.

Item 5.  Other Information

Subsequent Events

In February, 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007. TimeGate is seeking the return of all past and future revenue generate from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs.  The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

Item 6.  Exhibits

Exhibit
Number	Exhibit

3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
15*	Independent Registered Public Accounting Firm’s Awareness Letter.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

(1)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the Securities and Exchange Commission on May 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHPEAK INTERACTIVE CORPORATION

	By:	/s/ Melanie Mroz
Melanie Mroz President, Chief Executive Officer and Interim Chief Financial Officer
Date: February 16, 2010

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated Bylaws.
15*	Independent Registered Public Accounting Firm’s Awareness Letter.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

(1)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the Securities and Exchange Commission on May 15, 2008.

Exhibit 15

February 16, 2010

SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia

We have made a review, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim consolidated financial information of SouthPeak Interactive Corporation and subsidiaries for the three-month and six-month periods ended December 31, 2009 and 2008, as indicated in our report dated February 16, 2010; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, is incorporated by reference in the Registration Statement of SouthPeak Interactive Corporation on Form S-8 (File No. 333-151391, effective June 3, 2008) and Form S-1 (File No. 333-154311, effective April 1, 2009).

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Reznick Group, PC

Vienna, Virginia
February 16, 2010

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Melanie Mroz, President, Chief Executive Officer, and interim Chief Financial Officer, certify that:

1. I have reviewed this quarterly report on Form 10-Q of SouthPeak Interactive Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 16, 2010

/s/ Melanie Mroz
Melanie Mroz
Chief Executive Officer and President

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Melanie Mroz, President, Chief Executive Officer, and interim Chief Financial Officer, certify that:

1. I have reviewed this quarterly report on Form 10-Q of SouthPeak Interactive Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 16, 2010

/s/ Melanie Mroz
Melanie Mroz
Interim Chief Financial Officer

Exhibit 32.1
CERTIFICATIONS OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report on Form 10-Q of SouthPeak Interactive Corporation (the “Company”) for the quarterly period ended September 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Melanie Mroz, Chief Executive Officer, President, and interim Chief Financial Officer of the Company, certifies, pursuant to and solely for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amdended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2010

/s/ Melanie Mroz
Melanie Mroz
President, Chief Executive Officer, and Interim Chief Financial Officer